DropCar, Inc.

1412 Broadway, Suite 2105

New York, NY 10018

April 24, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	DropCar, Inc.
Registration Statement on Form S-4 File No. 333-236461
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, DropCar, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-236461), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Washington, D.C. time on April 24, 2020, or as soon as possible thereafter.

The Company hereby authorizes Daniel A. Bagliebter, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. to orally modify or withdraw this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Attorney Bagliebter at (212) 692-6856 and that such effectiveness also be confirmed in writing. Any questions regarding this request may be addressed to Attorney Bagliebter.

Very truly yours,

DROPcar, INC.

/s/ Spencer Richardson
Spencer Richardson
Chief Executive Officer

cc:	DropCar, Inc.
Josh Silverman, Chairman of Board of Directors

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Kenneth R. Koch, Esq.
Daniel A. Bagliebter, Esq.
Stephanie Leopold, Esq.

Haynes and Boone, LLP
Rick A. Werner, Esq.
Matthew L. Fry, Esq.
Jayun Koo, Esq.